UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934

MAIDEN HOLDINGS, LTD.

(Name of Issuer)

Common Shares, $.01 par value

  (Title of Class of Securities)

G5753U112

(CUSIP Number)

with copies to:

Maiden Holdings, Ltd.

131 Front Street, 2nd Floor

Hamilton HM 12 Bermuda

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 10, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. G5753U112

1	NAME OF REPORTING PERSON:
Michael Karfunkel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS:
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States of America

Number of	7	SOLE VOTING POWER:
Shares
Beneficially		3,200,000
Owned by	8	SHARED VOTING POWER:
Each
Trustee		1,292,130 (1)
With:	9	SOLE DISPOSITIVE POWER:

		3,200,000
	10	SHARED DISPOSITIVE POWER:

		1,292,130 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
4,492,130 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDE CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
6.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions):
IN

(1)	Michael Karfunkel disclaims beneficial ownership of 1,292,130 of these shares held by the HOD Foundation (“HOD”), a charitable foundation.

Cusip No. G5753U112

1	NAME OF REPORTING PERSON:
Leah Karfunkel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS:
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States of America

Number of	7	SOLE VOTING POWER:
Shares
Beneficially		5,500,470
Owned by	8	SHARED VOTING POWER:
Each
Trustee		0
With:	9	SOLE DISPOSITIVE POWER:

		5,500,470
	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
5,500,470
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDE CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
7.5%
14	TYPE OF REPORTING PERSON (See Instructions):
IN

This Amendment No. 5 on Schedule 13D (the “Schedule 13D”) is being filed by the undersigned to amend the Schedule 13D/A filing made on July 6, 2015. Except as specifically amended and supplemented by this Amendment No. 5, the Schedule 13D remains in full force and effect. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

 Item 1.       Security and Issuer.

The title and class of equity security to which this Amendment No. 5 to Schedule 13D relates is the Common Shares, par value $.01 per share (the “Common Shares”), of Maiden Holdings, Ltd., an insurance holding company organized under the laws of Bermuda (the “Issuer”). The address of the Issuer’s principal executive offices is 131 Front Street, 2nd Floor, Hamilton HM12 Bermuda.

Item 2.       Identity and Background.

This report is being filed by Michael Karfunkel and Leah Karfunkel (the “Reporting Persons”), each with a business address of 59 Maiden Lane, New York, New York 10038. The Reporting Persons are citizens of the United States of America. Michael Karfunkel is the chairman and chief executive officer of National General Holding Corporation, a personal lines insurance holding company. The principal address of National General Holding Corporation is 59 Maiden Lane, New York, New York 10038. Leah Karfunkel is Michael Karfunkel’s wife.

During the last five years, each of the Reporting Persons has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.       Purpose of Transaction.

The purpose of this filing is to report the distribution of the 5,500,470 Common Shares held by the Michael Karfunkel 2005 Grantor Retained Annuity Trust (the “Trust”), to a second trust formed by Michael Karfunkel in 2005, the Family Trust. The Trust was formed in 2005 with a ten year term. Leah Karfunkel, the wife of Michael Karfunkel, served as sole trustee of the Trust. In accordance with the terms of the Trust, at the end of the 10 year term, the assets of the Trust (including the 5,500,470 Common Shares) were distributed to the Family Trust. Leah Karfunkel serves as a trustee of the Family Trust. The Family Trust also has a second trustee, Barry Zyskind, a director of the Issuer. Mr. Zyskind has delegated sole and exclusive power to vote, invest or dispose of all Common Shares of the Issuer held by the Family Trust to his co-trustee, Leah Karfunkel. Accordingly, Leah Karfunkel has all powers of a sole trustee with respect to the Common Shares of the Issuer held by the Family Trust in the same manner that she had such powers with respect to the Common Shares held by the Trust.

Item 5.       Interest in Securities of the Issuer.

(a)	As of the date hereof, Michael Karfunkel beneficially owned 3,200,000 Common Shares held individually and 1,292,130 Common Shares held by HOD. Michael Karfunkel disclaims beneficial ownership of the 1,292,130 Common Shares that he holds indirectly as a trustee of HOD. As of the date hereof, Leah Karfunkel beneficially owned 5,500,470 Common Shares as a result of serving as trustee of the Family Trust.

(b)	As of the date hereof, Michael Karfunkel had sole voting and dispositive power with respect to 3,200,000 Common Shares held directly by Michael Karfunkel, and shared voting and dispositive power with respect to the 1,292,130 Common Shares held as a trustee of HOD. As of the date hereof, Leah Karfunkel had sole voting and dispositive power with respect to the 5,500,470 shares held by the Family Trust.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Barry Zyskind executed a Limited Power of Attorney as authorized by the Family Trust, pursuant to which Mr. Zyskind appointed Leah Karfunkel as attorney-in-fact to exercise sole and exclusive voting, investment and dispositive power over all of the Common Shares held by the Family Trust.

Item 7. Materials To Be Filed As Exhibits.

Exhibit 99.1 – Limited Power of Attorney, dated July 28, 2015, executed by Barry D. Zyskind.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2015

MICHAEL KARFUNKEL

By:	/s/ Michael Karfunkel

By:	/s/ Leah Karfunkel